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11-21-02

02053650

RECEIVED
NOV 1 2 2002
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TC 11/18/02

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5 [redacted] (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8-36802 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 9/01/01 (MM/DD/YY) AND ENDING 8/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL ASSET MANAGMENT, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 EAST BROAD STREET, SUITE 1570
(No. and Street)

COLUMBUS, OH 43215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ICKERT & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

42 EAST GAY STREET SUITE 1515 COLUMBUS, OHIO 43215
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 0 3 2002
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ICKERT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON MATERIAL INADEQUACIES OF INTERNAL CONTROL REQUIRED BY 17-a-5(j)

To the Shareholder of
**Financial Asset Management, Inc.**

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **Financial Asset Management, Inc.** (the Company), for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

The audit did not disclose any material inadequacies in the Company's internal accounting controls since the date of the previous audit through August 31, 2002.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(j) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ickert & Company LLC

**Ickert & Company, LLC**

Columbus, Ohio.
October 28, 2002

42 East Gay Street ◆ Suite 1515 ◆ Columbus, Ohio 43215
Tel: 614-464-3343 ◆ Fax: 614-464-2871 ◆ www.ickertcpa.com

Schedule I

# Financial Asset Management, Inc.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of August 31, 2002

| | | |
|---|---|---|
| **Net capital:** | | |
| **Total stockholder's equity** | $ | 231,500 |
| Deductions and / or charges: | | |
| Net book value of fixed assets in excess of adequately secured indebtedness | | (52,800) |
| Other assets | | (1,800) |
| Accounts receivable - related party | | (15,100) |
| Federal income tax refund | | (51,700) |
| Haircut on savings | | (100) |
| Other deductions | | (5,000) |
| **Net capital** | **$** | **105,000** |
| **Aggregate indebtedness:** | | |
| Commissions payable | $ | 9,500 |
| Accounts payable | | 46,700 |
| Payable to clearing broker | | 9,800 |
| Accrued payroll and related taxes | | 3,300 |
| Accrued income taxes | | 2,300 |
| Other accrued expenses | | 200 |
| Term loan payable | | 49,500 |
| **Total aggregate indebtedness** | **$** | **121,300** |
| **Minimum net capital required** | **$** | **50,000** |
| **Excess net capital** | **$** | **55,000** |
| **Excess net capital at 1,500%** | **$** | **96,900** |
| **Excess net capital at 1,000%** | **$** | **92,900** |
| **Ratio: Aggregate indebtedness to net capital** | | **1.16 to 1** |
| **Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of August 31, 2002)** | | |
| **Net capital, as reported in Company's Part II (Unaudited) FOCUS report** | **$** | **105,000** |
| Net audit adjustment | | - |
| **Net capital per above** | **$** | **105,000** |

The accompanying notes are an integral part of these financial statements.